[METALINKK LOGO]

Eric Rosenberg
Marketing Communications Manager
Metalink Ltd.
Tel:  972-9-9605438
Fax: 972-9-9605544
ericr@metalinkBB.com

Carl Hymans
Investor Relations
G.S. Schwartz & Co. Inc.
Tel:   1-212-725-4500
Fax:  1-212-725-9188
carlh@schwartz.com



METALINK OUTLOOK FOR FIRST QUARTER REVENUES
TO BE AT THE HIGH END OF PREVIOUSLY PROVIDED GUIDANCE

47% increase over the year ago quarter and 13% increase sequentially

Yakum, Israel, March 31, 2004 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions, today announced preliminary un-audited results for the first quarter of 2004.

The company expects that first quarter revenues for 2004 will be approximately $5.3 million compared to $3.6 million for the first quarter of 2003, an increase of 47%, and a 13% increase over the $4.7 million for the fourth quarter of 2003. Final results for the first quarter will be discussed during Metalink's scheduled conference call on April 29, 2004.

"On January 27, 2004, we released our 2003 fourth quarter results in which we provided revenue guidance of $4.5 million - $5.4 million for the first quarter of 2004. We are very pleased to report that we expect our first quarter revenues to be at the high end of our forecast," said Tzvi Shukhman, Metalink's Chairman and CEO.


"The revenues for the quarter are a result of strong booking and billing activities across our product lines and sales regions. These include: o Increasing demand for our symmetric DSL in North-America and Europe o Acceleration of our VDSL deployments in Korea o Initial VDSL shipments into Japan

"During the quarter we continued to focus on accelerating our business by: o Expanding our VDSL success in Korea with our Long Reach Total VDSL solution allowing VDSL speed exceeding 100Mbps for short distances and unmatched VDSL speeds for reaches up to 5 km - allowing VDSL to address markets currently served by the less performing ADSL technology.

o Announcing our industry leader design wins: Corecess, Tellion, and Core Communication.
o Penetrating Japan's rapidly expanding VDSL market with our best performing VDSLPlus(TM) solution, allowing unmatched 150 Mbps speeds.
o Announcing our design win with Fujitsu, a world-class equipment provider to the major operators in Japan.
o Penetrating China with our DSL products.
o Announcing our design win with Maipu.
o Accelerating our WLANPlus(TM) product introduction plan to address the emerging 802.11n 200 Mbps WLAN for residential multimedia delivery.

"As a result, we are optimistic that our business will continue to improve during the remainder of 2004 and beyond," concluded Mr. Shukhman.



About Metalink
Metalink Ltd. is a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunication, networking and home broadband equipment makers. Metalink's silicon solutions address key elements of the "broadband home" market through cost effective, very high-speed delivery of broadband applications over public and private home and enterprise networks. Metalink's wireline DSL products enable network operators to offer broadband services over ATM, TDM, and Ethernet-IP copper infrastructure. Leading OEMs and operators in Asia, North America and Europe have chosen to deploy Metalink's VDSL, SHDSL, and HDSLx products. Metalink's wireless solutions, MIMO-based WLANPlus, are designed to meet the ever-increasing demand for wireless LAN speed and reach, critical for home and office multi-media applications. Metalink, a fabless semiconductor company, is headquartered in Yakum, Israel and has subsidiaries in Folsom, California and in Seoul, South Korea, and offices in Yokohama, Japan and Atlanta, Georgia. Further information is available at www.metalinkBB.com

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements. The Company does not assume a duty to update or revise any of the forward-looking statements as a result of new information, future events or otherwise.